EXHIBIT 99.1

One Correction in IIJ’s Press Release Announced on April 1, 2019

TOKYO, April 01, 2019 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE1: 3774) has corrected one planned date disclosed in its press release titled “Notice Regarding the Scheduled Delisting of American Depositary Shares from the NASDAQ Exchange” announced on April 1, 2019. The corrected points are underlined, bolded, and italicized.

About Correction:
“3. Schedule” of the press release titled “Notice Regarding the Scheduled Delisting of American Depositary Shares from the NASDAQ Exchange.”

Before Correction:
3. Schedule

April 25, 2019 (planned)	Delisting to become effective IIJ to file Form 15F with the SEC to terminate its reporting obligations under the Exchange Act

After Correction:
3. Schedule

April 22, 2019 (planned)	Delisting to become effective IIJ to file Form 15F with the SEC to terminate its reporting obligations under the Exchange Act

About IIJ
Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
IIJ Investor Relations  Tel: +81-3-5205-6500  E-mail: ir@iij.ad.jp  URL: https://www.iij.ad.jp/en/ir